Exhibit 99.1

Akari Therapeutics, Plc Announces $9.0 Million Registered Direct Offering

NEW YORK and LONDON, March 8, 2022 – Akari Therapeutics, Plc (Nasdaq: AKTX) (“Akari” or the “Company”), a biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where the complement and/or leukotriene systems are implicated, today announced that it has entered into definitive agreements with certain institutional investors, accredited investors, and Dr. Ray Prudo, Akari’s Chairman, to receive gross proceeds of approximately $9.0 million.

In connection with the offering, the Company will issue approximately 7,500,000 registered American Depository Shares (ADSs) of Akari at a purchase price of $1.20 per ADS in a registered direct offering. Additionally, for each ADS purchased by investors, the investors will receive a registered warrant to purchase one-half of one ADS. The warrants will have an exercise price of $1.40 per ADS, will be exercisable upon their issuance and will expire five years from the issuance date. The closing of the offering is expected to take place on or about March 10, 2022, subject to the satisfaction of customary closing conditions.

Paulson Investment Company, LLC, is acting as the exclusive placement agent in connection with this offering.

The securities described above are being offered by Akari pursuant to an effective shelf registration statement on Form F-3 (File No. 333-251673) previously filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2020 and declared effective by the SEC on December 31, 2020. The offering of the securities will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

The Company will file a prospectus supplement and the accompanying base prospectus with the SEC relating to the securities being offered. When available, electronic copies of the prospectus supplement and the accompanying base prospectus may be obtained at the SEC's website at http://www.sec.gov, or by contacting Donald A. Wojnowski Jr. of Paulson Investment Company, LLC, at (855) 653-3444 or at dwojnowski@paulsoninvestment.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein. There shall not be any offer, solicitation of an offer to buy, or sale of securities in any state or jurisdiction in which such an offering, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, Nomacopan (formerly known as Coversin), is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Nomacopan is currently being clinically evaluated in four areas: bullous pemphigoid (BP), thrombotic microangiopathy (TMA), as well as programs in the eye and lung.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements related to the offering, the expected gross proceeds and the expected closing of the offering. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for Nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us; failure to realize any value of Nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA) and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Nomacopan may not be as large as expected; risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the SEC, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.